Exhibit 99.1

For Immediate Release

Gerdau Ameristeel and United Steelworkers Union reach agreement with Sand Springs, Oklahoma and Calvert City, Kentucky Mills

TAMPA, FL, October 2, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) announced today that it has reached agreements with the United Steel Workers (USW) at Gerdau Ameristeel’s Sand Springs, Oklahoma and Calvert City, Kentucky steel mills. The effective date of the Sand Springs contract is September 28, 2007 and it runs through March 2, 2011 and the effective date of the Calvert City agreement is October 1, 2007 and it runs through April 22, 2011.

“Gerdau Ameristeel is very pleased that we were able to complete these last two contracts with the USW, said Terry Danahy, Vice President and Chief Human Resources Officer, Gerdau Ameristeel. “We have settled eight contracts this year and now all USW union locations in North America have agreements in effect.”

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 54 downstream operations, Gerdau Ameristeel serves customers throughout North America.  The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com

Investor Relations
Barbara R. Smith
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 319 4324
BAsmith@gerdauameristeel.com

Media Relations
Steven Hendricks
Director, Corporate Communications
(813) 319 4858
SThendricks@gerdauameristeel.com